Exhibit 96.2

SRK Consulting (U.S.), Inc. 999 17th Street, Suite 400 Denver, CO 80202 United States T: +1 303 985 1333 F: +1 303 985 9947 denver@srk.com www.srk.com

To:	Sinda, LTD	Date:	June 2, 2026

Copy to:	File	From:	SRK Consulting (U.S.), Inc.

Subject:	Addendum to Sinda Project TRS	Project #:	USPR002400

This Addendum provides updated information regarding the Mineral Resource estimate summary table presented in the SEC Technical Report Summary for the Sinda Project (the "TRS") prepared by SRK Consulting (U.S.), Inc. (SRK), dated January 19, 2026, with an effective date of November 24, 2025. A minor error was discovered on June 2, 2026, during review of Sinda’s technical disclosure.

1	Discovery of Error

A summing error was discovered in the source spreadsheet utilized for Mineral Resource reporting, where the Adriana vein system was not included in the Total Inferred tonnage, a delta of plus 129,000 metric tonnes. This vein system was included in the Mineral Resource for the first time in the November 2025 resource due to updated metal prices within the silver equivalent (AgEq) cut-off grade calculation.

Within the Excel spreadsheet, the Adriana cell was inadvertently excluded from the calculation of Total Inferred tonnage. The resulting increased resource tonnage affected the sum product calculations for the reported Total Inferred grades with a slight net decrease to the total grades by dilution from lower grades at Adriana. The contained metal calculations are not affected, as these were a straightforward sum that included Adriana.

2	Affected TRS Sections

The January 2026 TRS is included as Exhibit 96.1 of the Form S-1 filed previously by Sinda, LTD. The affected TRS sections are Table 1-1 on page 16 of the TRS and Table 11-21 on page 168 of the TRS. Table 1 below provides the corrected Tonnage and Grades, highlighted in yellow, for the Total Inferred material at Sinda.

The increased resource tonnage from adding Adriana affected the sum product calculations for the reported Total Inferred grades. The following edits are required for the last row of the resource summary table, as shown in Table 1 below:

•	Total Inferred Tonnage ('000 t): 29,743 (replacing 29,615)
•	Total Inferred Ag Grade (g/t): 262 (replacing 263)
•	Total Inferred Au Grade (g/t): no change (1.45 is still valid)
•	Total Inferred AgEq Grade (g/t): 386 (replacing 388)

SRK	Sinda_TRS_Addendum_SRK.docx	June 2026

Table 1: Sinda Underground (U/G) Mineral Resource Estimate at 150 g/t AgEq Cut-off Grade as of November 24, 2025 – SRK Consulting (U.S.), Inc.

Classification	Vein	Tonnage ('000 t)	Ag Grade (g/t)	Au Grade (g/t)	AgEq Grade (g/t)	Contained Metal Ag (000 oz)	Contained Metal Au (000 oz)	Contained Metal AgEq (000 oz)
Indicated	Dolores	711	432	3.02	692	9,870	69	15,797
Total Indicated		711	432	3.02	692	9,870	69	15,797
Inferred	Adriana	129	147	0.19	163	609	0.8	676
	Agaves	10,250	267	0.86	341	87,966	283	112,320
	Dolores	5,326	214	1.90	377	36,610	325	64,540
	Lara	8,799	260	1.77	412	73,557	500	116,549
	Morita	4,503	277	1.58	413	40,064	229	59,745
	Santiago	737	490	1.84	648	11,601	44	15,351
Total Inferred		29,743	262	1.45	386	250,407	1,382	369,180

Source: SRK, 2025
Notes:
•
Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves in the future. There has been insufficient exploration to define the Indicated and Inferred Resources tabulated above as Measured Mineral Resource. The Mineral Resource estimate may be materially affected by changes to the geological, geotechnical, and geometallurgical models, infill drilling to convert material to higher classification, drilling to test for extensions to known Mineral Resources, collection of additional bulk density data, significant changes to commodity prices, and by environmental permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

•	The definitions for Mineral Resources in S-K 1300 were followed for the classification of Mineral Resources, which are consistent with the classification scheme under the CRIRSCO standards.
•	Mineral Resources with reasonable prospects for economic extraction stated as contained within estimation domains above a 150 g/t AgEq cut-off.
•
Cut-off grade calculations considered a silver price of US$32.00/oz and gold price of US$2750.00/oz, variable metallurgical recoveries based on available data (Ag at 94% from an overall average of testwork to-date), mining cost of US$75.00/t, process and tailings cost of US$20.00/t, G&A costs of US$10.00/t, treatment, refining, freight and marketing costs of US$2.00/oz, and Ag payability of 97.5%.

•
AgEq calculations assumed silver price of US$32.00/oz and gold price of US$2750.00/oz., independent of potentially variable metallurgical recovery by metal, as recovery is assumed to be equal for both Ag and Au for purposes of AgEq. Calculated AgEq = ((Ag grade * 32.00 ÷ 31.10348) + (Au grade * 2750.00 ÷ 31.10348)) ÷ (32.00 ÷ 31.10348).

•	All quantities are rounded to the appropriate number of significant figures; consequently, sums may not add up due to rounding.

3	Assessment of Materiality

This Addendum is provided in good faith to correct a minor error discovered during final reviews of the Sinda technical disclosure. SRK does not consider the minor adjustment to the summary tables to be material to the overall Sinda Mineral Resource estimate or to any of the conclusions presented in the TRS.

4	Qualified Person Statement

Based on the information described above, the Qualified Persons responsible for the November 2025 Sinda Mineral Resource confirm that nothing additional has come to our attention as a result of our activities as Qualified Persons that would lead us to believe that any information in the TRS requires additional adjustment to make any statement therein not misleading, or that there has been any material change in the Mineral Resource as of the date of this addendum as compared with the information set forth in the TRS.

Sincerely,

SRK Consulting (U.S.), Inc.

SRK	Sinda_TRS_Addendum_SRK.docx	June 2026